GRAUBARD MILLER

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE: (212) 818-8881	DIRECT DIAL: (212) 818-8638

October 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Endeavor Acquisition Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed September 20, 2005
File No. 333-128440

Dear Mr. Reynolds:

On behalf of Endeavor Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 20, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to H. Yuna Peng. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter from the NASD that it has no objection regarding the underwriters compensation arrangements.

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared

Mr. John Reynolds

October 26, 2005

by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD “no-objection” letter or arrange for a call to the Staff from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.	Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Whether or not there will be a disincentive for any public stockholder to exercise his, her or its conversion rights will depend on a number of factors and such individual public stockholder’s particular circumstances at the time such stockholder may seek conversion. For instance, after separate trading of the securities begins, public stockholders may sell their warrants, thereby lowering their basis in their shares to a price below the conversion value, or may purchase common stock at prices above or below the per-share conversion price that will be held in trust. Furthermore, whether or not a stockholder’s basis is lower than the conversion price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to reject a proposed business combination and to seek conversion will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination. Accordingly, we have revised the prospectus to indicate that there may be a disincentive for public stockholders to exercise their conversion rights depending on their economic situation at the time of conversion.

Additionally, the Company’s existing stockholders have entered into a letter agreement with the Company, which will be filed as Exhibit 10.14 to the Registration Statement, waiving their right to exercise conversion rights with respect to any shares of the Company’s common stock owned by them, whenever purchased. We have revised the prospectus, where appropriate, to reflect the foregoing. Accordingly, we do not believe there is now any reason to provide an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder as the existing stockholders no longer have conversion rights.

Prospectus Summary, page 1

3.	Clarify that the “Current Report on Form 8-K…” will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

We have revised the “Prospectus Summary” on page 3 and the “Description of Securities” on page 45 of the prospectus to clarify that the Current Report on Form 8-K will be available on the website of the Securities and Exchange Commission after filing and that the Company will not distribute copies of the Current Report on Form 8-K to individual unit holders.

Mr. John Reynolds

October 26, 2005

Risk Factors, page 8

4.	Please move your risk factor 26 discussion to the forefront of the risk discussion. Please also clearly state in the risk factor subheading that your independent auditor has issued a going concern opinion.

We have revised the disclosure to consolidate the 1st and 26th risk factors on the first page of the risk factors and have revised the 1st risk factor subheading to indicate that the Company’s independent registered public accountant has included an explanatory paragraph in its report indicating that the Company’s ability to continue as a going concern is dependent on this offering.

5.	Please revise your first paragraph to indicate that you discuss all material risks in this section.

We have revised the first paragraph to indicate that we discuss all material risks in this section.

6.	In risk six you state that Ledecky and Watson have “severally agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by us…” Please clarify that this agreement is in writing and file it as an exhibit.

We have revised the 6th risk factor to indicate that the above-referenced agreement is in writing. Such agreements are included in Paragraph 2 of the letter agreements previously filed as Exhibits 10.1 (with respect to Jonathan Ledecky) and 10.2 (with respect to Eric Watson), respectively, to the Registration Statement.

7.	Please revise risk factor 11 to clarify whether Mr. Ledecky currently has contractual or fiduciary obligations that require him to present business opportunities to other entities.

We have revised the 11th risk factor to delete the first sentence of such risk factor in which Mr. Ledecky is referenced. Mr. Ledecky does not currently have any contractual or fiduciary obligations that require him to present business opportunities to other entities. However, we have revised the risk factor to indicate that Robert Hersov, one of the Company’s other directors, has such pre-existing fiduciary and contractual obligations. Accordingly, we have further revised the risk factor to set forth the risks and conflicts that may exist as a result of these obligations.

Mr. John Reynolds

October 26, 2005

8.	The 16th risk factor appears to duplicate the fifth and it should be deleted.

We believe that the 16th risk factor addresses a separate and distinct risk from the 5th risk factor. The 5th risk factor addresses the competition that the Company may face from other blank check companies, a substantial majority of which have gone public within the past two years. The 16th risk factor addresses the competition that the Company will face from businesses other than blank check companies. Many of these entities have substantial advantages, financial and otherwise, over the Company. Additionally, they generally do not have the same type of structural limitations as the Company (such as the requirement for stockholder approval of a proposed business combination). Accordingly, we respectfully believe these two risks should continue to be disclosed separately.

9.	The 18th risk factor does not appear to be a material risk in this case where all officers and directors will beneficially own only 20% of the outstanding shares after the offering.

We have deleted the 18th risk factor as we agree that the risk is not material under the present circumstances.

10.	Revise the 27th risk factor, including its heading, to simply state that there is no trading market for these shares.

In light of the Staff’s comment, we have determined to delete the 27th risk factor as it is generic and applies to all initial public offerings.

Use of Proceeds, page 20

11.	Please clarify, in footnote 1, the amount of offering expenses already paid from the funds received from Mr. Ledecky and Mr. Watson.

We have revised footnote 1 to indicate that the SEC registration fee, the NASD filing fee, the non-refundable portion of the American Stock Exchange listing fee, and a portion of the non-accountable expense allowance and legal and audit fees have already been paid from the $225,000 received from the Company’s executive officers.

12.	We note that you may enter “no-shop” agreements with prospective target companies. In such a case, please explain how ongoing expenses will be satisfied and include appropriate line item disclosure identifying such use. In addition, to the extent funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.

We currently indicate in the 3rd risk factor and in the third paragraph under the section titled “Use of Proceeds” that if the Company were to use a portion of the funds not being placed

Mr. John Reynolds

October 26, 2005

in trust as a down payment or to fund a “no-shop” provision with respect to a particular proposed business combination and were subsequently required to forfeit such funds, the Company might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. Because such payments would be miscellaneous expenses in connection with a business combination and such amounts cannot be determined until a later date in connection with the negotiation of a specific business combination, such disclosure was included in the explanatory paragraphs of the “Use of Proceeds” section following the line items rather than as a separate line item itself. We have added disclosure to the 3rd risk factor indicating that if the Company’s non-trust related funds prove inadequate to fund its operating expenses prior to a business combination, it is likely that, without additional financing, the Company would be unable to consummate a business combination and the holders of the Company’s securities could lose a portion of their investment.

13.	You state, “the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of any target business.” Please discuss all possible material uses of the proceeds held in trust if such funds are released to the company.

Because the Company does not have any specific business combination under consideration and it has not (nor has anyone on its behalf) contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction, it is impossible at this time to determine how the Company following a business combination would use any proceeds held in the trust account which are not used to consummate a business combination. We have revised the prospectus to include the foregoing disclosure.

14.	Indicate the precise nature of the affiliation of Ironbound Partners Fund LLC and Jonathan Ledecky on page 21.

We have revised the disclosure to indicate that Jonathan Ledecky is the chairman of Ironbound Partners Fund LLC.

15.	It is not clear where the $225,000 of advances due Messrs. Ledecky and Watson to be repaid from proceeds appear in the table.

As stated in the sixth paragraph of the “Use of Proceeds” section of the prospectus, the $225,000 loan made to the Company by Messrs. Ledecky and Watson was used by the Company to pay a portion of the expenses of this offering including the SEC registration fee, the NASD filing fee and legal and audit fees and expenses. We have revised the disclosure in this paragraph to include the payment of the non-refundable portion of the American Stock Exchange Listing fee and a portion of the non-accountable expense allowance payable to the underwriters in this offering. As in previous offerings of this type reviewed by the Commission, these items have already been deducted from the gross proceeds of the offering as demonstrated in the Use of Proceeds table. As a result, the repayment of the loans is already contemplated and accounted

Mr. John Reynolds

October 26, 2005

for in the net proceeds of the offering and the Company will be repaying the loans following consummation of the offering. Since the net proceeds amount already contemplates the deduction of offering expenses paid for by the loans, further reducing the net proceeds by the repayment of the loans would double count such amounts and have the effect of artificially decreasing the net proceeds of the offering. Therefore, we respectfully do not believe any revision to the disclosure is required.

Management, page 37

16.	The business experience of each management member should include for each position held: the name and responsibilities of each position, the business of the entity, and the beginning (and ending) date of each position by month and year. Please revise.

We have revised the disclosure as requested.

17.	It appears to us that Mr. Watson and Mr. Ledecky were also officers and/or directors of McCollam Printers Limited. If so, please disclose. Please also clarify the affiliation between Blue Star Group, McCollam Printers Limited, and U.S. Office Products.

After its acquisition through Blue Star Group, McCollam Printers, Ltd. was a wholly-owned subsidiary of U.S. Office Products. Following the acquisition, Mr. Watson served as a director of McCollam Printers from July 1997 to June 1998. We have revised the disclosure in the “Management” section to clarify the foregoing. Mr. Ledecky did not serve in any capacity for McCollam Printers.

18.	Please provide a more detailed account of the section 10(b) violation by Mr. Watson, including a more detailed explanation of the conduct leading to the violation, the time period, the profits made, as well as sanctions imposed by the SEC.

We have revised the disclosure to provide a more detailed account of the Section 10(b) violation by Mr. Watson as requested. Please note that the only sanction imposed by the SEC was a cease-and-desist order.

19.	Please advise whether and how Kerry Kennedy is affiliated with Global Development and Environmental Resources.

Kerry Kennedy is not affiliated with Global Development and Environmental Resources.

Mr. John Reynolds

October 26, 2005

20.	Please add a separate subsection hereunder to discuss the prior or current involvement of officers, directors or their affiliates in other blank check companies. Include the name of the companies, whether registered under the federal securities acts, the relevant dates, whether an acquisition has been consummated or is pending and the name of the targets.

We have revised the disclosure on page 38 of the prospectus to include a subheading titled “Prior Involvement of Principals in Blank Check Companies.” We currently indicate on such page that Jonathan Ledecky was involved with the initial public offering of Consolidation Capital Corporation and previously provided the requested disclosure. We have further revised the disclosure to indicate that Robert Hersov, one of the Company’s directors, is also currently involved in an initial public offering of securities by Shine Media Acquisition Corp. which, as of the date hereof, has not completed its initial public offering.

21.	Add the following to the various descriptions of the bankruptcies on page 38: the name of the courts and jurisdictions, the dates of filing and emergence, the exact beginning and ending dates of the relevant persons’ association with the bankrupt entity.

We have revised the disclosure as requested.

Principal Stockholders, page 41

22.	We note that after this offering is completed and within the first 90-day period after separate trading of the warrants has commenced, executive officers or certain of their affiliates or designees will collectively purchase up to 10,000,000 warrants in the public marketplace. Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements discussed in this section. We may have further comments.

As in other similar offerings of this type currently being reviewed by the Commission, the Division of Market Regulation (“Division”) has advised the Staff that the warrant purchase arrangements described above may constitute a bid or inducement during the restricted period and may therefore be in violation of Regulation M. Notwithstanding the foregoing, the Division has indicated that so long as certain requirements are satisfied, as set forth in a No-Action Letter titled In re Key Hospitality Acquisition Corporation (File No.: TP 05-106)(“No-Action Letter”), the Division will allow the warrant purchase agreements to remain in place and will not recommend that the Commission bring enforcement actions with respect to such purchases. Accordingly, we have revised the disclosure in the Registration Statement, where applicable, to comply with the requirements set forth in the No-Action Letter. Specifically, we have indicated in the disclosure that in no event will Ladenburg Thalmann & Co. Inc. (“Ladenburg”) allow separate trading of the common stock and warrants included in the Company’s units to commence until (i) the Company files an audited balance sheet reflecting the Company’s receipt of the gross proceeds of the offering and (ii) at least 60 days have passed since the distribution of the units in the offering has been completed. We have further indicated that the distribution of the Company’s units in the offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn. Accordingly, since the units cannot be separated until 60 days after the distribution ends and warrants will not be purchased until separate trading commences, no warrants will be purchased until at least 60 days after the distribution terminates.

Mr. John Reynolds

October 26, 2005

Certain Transactions, page 43

23.	We note that Jeff Gallant is the sole incorporator of Endeavor Acquisition Corp. It appears to us that Mr. Gallant and/or Graubard Miller would be a promoter. Please disclose the information required by Item 404(d) of Regulation S-B.

A “promoter” under Section 12b-2 of the Securities Exchange Act of 1934 is defined as any person that takes initiative in founding and organizing the business or enterprise of an issuer. The act of incorporation under Delaware law is purely ministerial and may be accomplished by any natural person. Such actions relate solely to the formation of a company, as opposed to the founding and organizing of the business of a company. Further, neither Mr. Gallant nor Graubard Miller was issued any shares in connection with the organization of the Company. Accordingly, we respectfully do not believe either Mr. Gallant or Graubard Miller would be a promoter that requires disclosure under Item 404(d) of Regulation S-B. We therefore have not made any revision to the disclosure in the Registration Statement.

Underwriting, page 49

24.	Please advise whether Ladenburg Thalmann or Broadband Capital Management, or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Neither Ladenburg, Broadband Capital Management LLC (“Broadband”) nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the Staff with the requested information if Ladenburg, Broadband or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

Mr. John Reynolds

October 26, 2005

25.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither Ladenburg, Broadband nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

26.	Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

Financial Statements

Notes to Financial Statements

Note 2. Proposed Offering, F-8

27.	We note your disclosure of a volatility assumption of 42.875% here and on page 26. Please tell us how you determined the volatility factor and how it provides a reasonable volatility estimate for your company. We may have additional comments after reviewing your response.

Supplementally, the volatility calculation was based on the actual unit price volatilities of NationsHealth, Inc. (formerly Millstream Acquisition Corporation) (“NH”) and Navios Maritime Holdings Inc. (formerly International Shipping Enterprises, Inc.) (“NMHE”). The Company believes that using the volatility of NH’s and NMHE’s trading history is appropriate given that these two companies are the only blank check companies since August 2003 to consummate business combinations.

Note 5. Commitments, F-9

28.	Please disclose in a note to the financial statements the commitment to pay Ladenburg Thalmann a commission equal to 5% of the exercise price for each warrant exercised during the period ending one year after the date of the prospectus if the exercise was solicited by the underwriters as disclosed on page 52.

We have revised Note 5 to include the material terms of the warrant solicitation arrangement as requested.

Mr. John Reynolds

October 26, 2005

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Jonathan J. Ledecky
Eric J. Watson
Peter H. Blum
Stephen E. Older, Esq.